                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 2)(1)



                                  WEBHIRE, INC.
                                ----------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   7612W 10 8
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

L. Michelle Wilson                                 Scott L. Gelband
Amazon.com, Inc.              with a copy to:      Perkins Coie LLP
1200 12th Avenue South,                            1201 Third Avenue, 40th Floor
Suite 1200                                         Seattle, Washington  98101
Seattle, WA 98144                                  (206) 583-8888
(206) 266-1000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 24, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 8 Pages)

------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     7612W 108                                       PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Amazon.com, Inc. 91-1646860
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              CO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 2 to Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Webhire, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 91 Hartwell Avenue, Lexington MA 02173.

ITEM 2. IDENTITY AND BACKGROUND.

        This Amendment No. 2 to Schedule 13D is filed by Amazon.com, Inc., a Delaware corporation (the "Company"), whose principal business is the online retailing of books, music compact discs, videos, DVDs, computer games, toys, consumer electronics and other items, as well as providing auction services to its customers. The address of the Company's principal business office is 1200 12th Avenue South, Suite 1200, Seattle, Washington, 98144.

        The following provides certain information as to the directors and executive officers of the Company (where no business address is given, the address is that of the Company's principal executive and business offices stated in this Item 2):

Directors:

Name:                            Principal Occupation and Business Address

Jeffrey P. Bezos                 Chairman of the Board and Chief Executive
                                 Officer of the Company


Joseph Galli, Jr.                President and Chief Operating Officer
                                 of the Company


Tom A. Alberg                    Principal in Madrona Investment Group, L.L.C.
                                 Madrona Investment Partners
                                 1000 Second Avenue, Suite 3700
                                 Seattle, WA 98104

Scott D. Cook                    Chairman of the Executive Committee of the
                                 Board of Intuit, Inc.
                                 Intuit, Inc.
                                 2535 Garcia Ave.
                                 Mountain View, CA 94043

L. John Doerr                    General Partner
                                 Kleiner Perkins Caufield & Byers
                                 2750 Sand Hill Road
                                 Menlo Park, CA 94025

Patricia Q. Stonesifer           President and Chairman of the Gates Library
                                 Foundation
                                 Gates Library Foundation
                                 P.O. Box 3189
                                 Redmond, WA 98073

Executive Officers:

Name:                            Principal Occupation and Business Address(1)

Jeffrey P. Bezos                 Chief Executive Officer and Chairman of the
                                 Board

Joseph Galli, Jr.                President and Chief Operating Officer

Warren C. Jenson                 Senior Vice President
                                 and Chief Financial Officer

Joy D. Covey                     Chief Strategy Officer

John D. Risher                   Senior Vice President, Product Development

Ram Shriram                      Vice President, Business Development

Richard Dalzell                  Vice President and Chief Information Officer

Jeffrey A. Wilke                 Vice President, General Manager of Operations

Sheldon J. Kaphan                Vice President and Chief Technology Officer

Kelyn Brannon                    Vice President, Finance and Chief
                                 Accounting Officer

        (1) The present principal occupation of all executive officers of the Company is with the Company.

        During the last five years, neither the Company nor to the best knowledge of the Company, any person named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        All shares of Common Stock held by the Company were issued to the Company by the Issuer as partial consideration for the sale of certain assets of the Company and the licensing of certain software and trademarks of the Company pursuant to an Asset Purchase Agreement dated as of November 18, 1998 (the "Purchase Agreement"). None of such consideration consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

        On November 18, 1998 (the "Transaction Date"), the Company and the Issuer entered into the Purchase Agreement and an associated Software and Trademark License Agreement whereby the Company sold certain assets and licensed certain software and trademarks to the Issuer (the "Transaction"). All shares of Common Stock held by the Company were issued to the Company by the Issuer as partial consideration for the Transaction.

       (a) On July 19, 1999, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Softbank Capital Partners LP, a Delaware limited partnership, and fund affiliates ("Softbank") pursuant to which Softbank agreed to purchase from the Company 1,670,273 shares of the Common Stock of the Issuer at a price per share of $6.43, such purchase and sale to be effected on the third business day following the date on which the waiting period under the Hart-Scott-Rodino Act applicable to the purchase of the Common Stock shall have expired or been terminated (the "Closing Date"). The transaction contemplated by the Stock Purchase Agreement was consummated on September 24, 1999.

        (b) The Company does not presently have any plans or proposals which would relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

        (c) The Company does not presently have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

        (d) The Company does not presently have any plans or proposals which would relate to or would result in any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

        (e) The Company does not presently have any plans or proposals which would relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

        (f) The Company does not presently have any plans or proposals which relate to or would result in any other material change in the Issuer's business or corporate structure.

        (g) The Company does not presently have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

        (h) The Company does not presently have any plans or proposals which relate to or would result in a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        (i) The Company does not presently have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        (j) The Company does not presently have any plans or proposals which relate to or would result in an action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date of this Amendment No. 2 to Schedule 13D, the Company no longer owns any shares of Common Stock of the Issuer. Neither the Company nor, to its knowledge, any of the other persons described in Item 2 above beneficially owns any outstanding shares of Common Stock of the Issuer.

        (b) Not applicable.

        (c) On July 19, 1999, the Company entered into the Stock Purchase Agreement with Softbank pursuant to which Softbank agreed to purchase from the Company 1,670,273 shares of the Common Stock of the Issuer at a price per share of $6.43, such purchase and sale to be effected on the Closing Date. The transaction contemplated by the Stock Purchase Agreement was consummated on September 24, 1999.

        (d) Not applicable.

        (e) As of September 24, 1999, the Company no longer beneficially owns any shares of the Issuer's Common Stock. Accordingly, this Amendment No. 2 to
Schedule 13D constitutes the final amendment here to.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On July 19, 1999, the Company entered into the Stock Purchase Agreement with Softbank pursuant to which Softbank agreed to purchase from the Company 1,670,273 shares of the Common Stock of the Issuer at a price per share of $6.43, such purchase and sale to be effected on the Closing Date. The transaction contemplated by the Stock Purchase Agreement was consummated on September 24, 1999.

        Pursuant to the terms of the Purchase Agreement, the Company had the right to require, on one occasion, the registration by the Issuer under the Securities Act of 1933, as amended, of some or all of the shares of Common Stock. This right was exercisable beginning two years after the Transaction Date and expiring seven years after the Transaction Date. The Company also had the right to have some or all of the shares of Common Stock beneficially owned by the Company included in a registration by the Issuer under the Securities Act of 1933, as amended, on all occasions where the registration was initiated by the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        A copy of the Stock Purchase Agreement was previously filed as an exhibit to Amendment No. 1 to Schedule 13D.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         September 27, 1999                 By: /s/ L. MICHELLE WILSON
----------------------------------          ----------------------------------------------------
               Date                                           Signature

                                              L. Michelle Wilson
                                              Vice President, General Counsel and Secretary
                                              ---------------------------------------------------
                                                              Name/Title

                                  Page 8 of 8